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News Release	No. 12-229
July 20, 2012

Sable Project Update
Western Bushveld South Africa

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports on exploration results from drilling conducted on property included in the Sable Joint Venture with Platinum Group Metals. The Sable property was acquired by Permit Applications as part of Platinum Group’s successful new business initiative. The property is located at the eastern end of the Western Limb of the Bushveld Complex, at the urban edge of Pretoria, South Africa.

All exploration work to date on the Sable JV has been funded by Sable Platinum Holdings (Pty) Ltd, “Sable” and completed by Platinum Group Metals geologists and field crews. Sable has completed approximately Rand 9.57 million (CAD $1.19 million) of a Rand 42 million (CAD $5.2 million) obligation for 51%. Platinum Group is carried until Sable completes their obligation and retains a 23% interest in the property with a Black Economic Empowerment group holding a 26% interest. Sable Platinum is in the process of going public in South Africa and operatorship of the project has now been passed to Sable. Future exploration will be funded by Sable as part of their obligation.

6400 metres of diamond drilling has been completed and a mineralized layer “New Reef” has been intersected at 129m on the Sable JV property with a thickness of 4.25m and a grade of 1.96 g/tonne 3E comprised of platinum, palladium and gold. The UG2 Reef has also been intersected on Klipfontein at 1,945m with a thickness of 2.05m with an average grade of 2.64g/tonne 3E. The details of the drilling results are as follows;

		Depth	Pt	Pd	Au	2PGE+Au	Thickness
BHID	REEF	m	g/t	g/t	g/t	g/t	m
GAR001D0	NEW REEF	143	0.08	0.08	0.01	0.17	7.00
GAR003D0	NEW REEF	129	0.34	1.51	0.11	1.96	4.25
GAR004D0	NEW REEF	1,544	0.06	0.15	0.01	0.22	5.00
GAR007D0	NEW REEF	124	0.15	0.30	0.02	0.47	1.75
GAR001D0	UG2	500	0.15	0.03	0.01	0.19	1.00
GAR004D0	UG2	1,945	2.17	0.45	0.02	2.64	2.05
GAR006D0	UG2	1,177	3.46	1.01	0.04	4.51	0.21

GAR002 and GAR005 were collared behind the sub-crop position of these reef horizons. The layers are believed to be shallow dipping and therefore the true width is approximately 80-90% of the intercepts.

PLATINUM GROUP METALS LTD.	…2

Qualified Person, Quality Control and Assurance

The non-Independent Qualified Person for this News Release is R. Michael Jones, P.Eng. He is non-independent, is the Company CEO and is a significant shareholder. He has relevant supervision experience in South Africa since 2002 and has experience with feasibility studies and supervision of precious metals mine operations. He has verified the data through checking the calculations, checking samples of the core and by visiting with the qualified employees that have completed the work in South Africa.

Set Point Laboratories is used for the analysing of the drill core samples. Set Point Laboratories is a division of the Setpoint Group and is an ISO 17025 accredited laboratory as well as SANAS accredited testing Laboratory. Set Point uses fire assay and ICP technique and is accredited to analysis between 0.01 to 55ppm for gold, platinum and palladium.

The QAQC samples were alternated after every fifth field sample. The standards were within two standard deviations of the certified mean value for Pt and Pd.

About Platinum Group Metals Ltd.

Platinum Group Metals is based in Johannesburg, South Africa and Vancouver, Canada. The Company’s main asset is a 74% interest in the WMJV Project 1 Platinum Mine near Rustenburg, South Africa, where an initial construction budget of USD $100 million is in progress, including underground development. Project 1 has estimated steady state production of 275,000 ounces per year of platinum group metals based on an October 2009 Updated Feasibility Study. Platinum Group also has active exploration programs with drilling at the Sable Joint Venture and Waterberg Joint Ventures in South Africa and active exploration in Canada for platinum and palladium. At Waterberg, 10 drills are expanding a discovery of significant mineralization in a newly discovered extension of the Bushveld Complex.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”
CEO and Director

For further information contact:
R. Michael Jones, President
or Kris Begic, VP, Corporate Development
Platinum Group Metals Ltd., Vancouver
Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	…3

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation: statements regarding the timing of the documentation and credit approval of the project finance loan; and the completion and execution of documentation related to off-take from Project 1. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to: variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.